BELL SPORTS CORP.
                                  NEWS RELEASE

RELEASE DATE:     April 1, 1997 -- For Immediate Release

CONTACT:          Sondra Lehman, Investor Relations (602) 951-0033 ext. 235

                           BELL SPORTS CORP. ANNOUNCES
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                       SALE OF THE SERVICE CYCLE/MONGOOSE
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                         BUSINESS AND CONSOLIDATION PLAN
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SCOTTSDALE,  AZ -- Bell Sports Corp.  (Nasdaq:  BSPT and BSPTG)  announced today that the Company has entered into an Asset Purchase Agreement to sell its Service Cycle/Mongoose inventory, trademarks and certain other assets to Brunswick Corporation (NYSE: BC). The exact purchase price will be determined at the transaction closing based primarily upon the net book value of inventory purchased. The Company currently values the transaction, which includes the sale of certain stock options described below, at approximately $22 million. Additionally, Bell will retain and collect the accounts receivable for the
Service   Cycle/Mongoose   business,   which  are  currently   estimated  to  be
approximately $21 million. The Company expects the transaction to close in early May, subject to customary closing conditions and the expiration of the applicable waiting period under the Hart-Scott-Rodino Act.

The Service Cycle/Mongoose business, with approximately $60 million in annual revenues, offers bicycles sold under the Mongoose brand name and bicycle accessories under the Advent brand name. Service Cycle also distributes several brands of non-proprietary bicycle parts and accessories.

In a related transaction, the Company sold Brunswick Corp. a three year option to purchase 600,000 shares of Bell's common stock at an exercise price of $7.50 per share. The option reflects potential for future marketing alliances between the two companies.

The Company expects to use cash generated from the transaction to reduce borrowings under its line of credit and for other general corporate purposes, which may include the repurchase of Bell's common shares from time to time.

The Company also announced plans to reorganize North American distribution and manufacturing operations to better utilize facilities and to further reduce overhead and selling, general and administrative expenses by significantly downsizing the Scottsdale, Arizona corporate office by consolidating certain Scottsdale functions with the San Jose, California office.

As part of the reorganization plan, the Company is implementing certain key organizational changes, including the appointment of Ms. Mary J. George to President and Chief Operating Officer of the Company. Ms. George was formerly President - North America Operations. In addition, Mr. Howard A. Kosick, formerly Executive Vice President, Chief Financial Officer, Secretary and Treasurer will assume the duties of U.S. Group President, and Ms. Linda K. Bounds, formerly Vice President and Corporate Controller, will assume the Chief Financial Officer, Secretary and Treasurer duties.

The Company expects the consolidation process and operational streamlining to enhance annual pre-tax results by $4 million to $5 million, and to be largely completed in the first half of calendar 1998. The one-time costs associated with these changes and the disposition of the Service Cycle/Mongoose business will be recorded in the Company's fiscal third quarter, and are estimated to be in the range of $25 million to $30 million, which includes a substantial write-off of goodwill.

Terry G. Lee, Chairman and C.E.O. stated, "Divesting the Service Cycle/Mongoose business enables Bell to consolidate its distribution centers, improve its cash position by approximately $43 million and focus on its core competencies in the bicycle helmet and bicycle accessory categories. The facility consolidations and operating changes reflect our ongoing commitment to reduce costs and improve profitability. The Company has now experienced four quarters of improved operating results before one-time charges and this year's third fiscal quarter will continue this trend. The strategic initiatives we began in 1996 are continuing to show positive results. These additional changes are being implemented to build a stronger foundation and a more focused Company to facilitate future earnings growth."

Certain matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include but are not limited to risks indicated in filings from time-to-time with the Securities and Exchange Commission.

Headquartered in Scottsdale, Arizona, Bell Sports is a leading manufacturer and marketer of bicycle helmets, bicycle accessories and auto racing helmets. Bell Sports markets its products under the brand names: Bell, Giro, Rhode Gear, VistaLite, Blackburn, BSI, Bike Star, SportRack, Copper Canyon and Cycle Products.